Exhibit 99.2

CAMECO CORPORATION Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3 Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

May 9, 2024

Canadian Securities Administrators

Cameco Corporation

Annual Meeting May 9, 2024

Report of Voting Results

Under National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual meeting (the Meeting) of the shareholders (the Shareholders) of Cameco Corporation (the Corporation) held on May 9, 2024. Each matter voted on is described in greater detail in the Corporation’s 2024 Management Proxy Circular issued in connection with this meeting, which is available at cameco.com.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Daniel Camus	Kathryn Jackson
Tammy Cook-Searson	Don Kayne
Catherine Gignac	Dominique Minière
Tim Gitzel	Leontine van Leeuwen-Atkins

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Canadian Securities Administrators

May 9, 2024

Vote Results Before Reduction of Non-resident Vote:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Catherine Gignac	246,704,767	95.26%	12,267,345	4.74%
Daniel Camus	253,362,155	97.83%	5,609,957	2.17%
Tammy Cook-Searson	256,026,216	98.86%	2,945,896	1.14%
Tim Gitzel	255,943,212	98.83%	3,028,899	1.17%
Kathryn Jackson	254,619,995	98.32%	4,352,117	1.68%
Don Kayne	245,662,678	94.86%	13,309,435	5.14%
Dominique Minière	258,134,074	99.68%	838,039	0.32%
Leontine van Leeuwen-Atkins	256,025,427	98.86%	2,946,685	1.14%

Vote Results After Reduction of Non-resident Vote to 25%:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Catherine Gignac	76,317,418	97.25%	2,158,537	2.75%
Daniel Camus	76,189,453	97.09%	2,286,502	2.91%
Tammy Cook-Searson	76,919,923	98.02%	1,556,032	1.98%
Tim Gitzel	76,739,023	97.79%	1,736,932	2.21%
Kathryn Jackson	77,664,076	98.97%	811,879	1.03%
Don Kayne	74,848,604	95.38%	3,627,351	4.62%
Dominique Minière	78,286,607	99.76%	189,347	0.24%
Leontine van Leeuwen-Atkins	77,789,332	99.13%	686,623	0.87%

Item 2: Appointment of Auditors

On a vote by ballot, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Canadian Securities Administrators

May 9, 2024

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
232,007,102	89.59%	26,965,011	10.41%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
67,891,526	86.51%	10,584,429	13.49%

Item 3: Executive Compensation

On a vote by ballot, an advisory resolution was passed accepting the approach to executive compensation disclosed in Cameco’s Management Proxy Circular delivered in advance of this meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
251,665,280	97.18%	7,306,832	2.82%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
77,016,417	98.14%	1,459,538	1.86%

Cameco Corporation

By:	“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary